Filed as EDGAR Correspondence

August 12, 2010

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
ATTN:  Mr. Scott M. Anderegg, Staff Attorney

Re:      J. C. Penney Company, Inc.
Form 10-K for Fiscal Year Ended January 30, 2010
Filed March 30, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2010
File No. 001-15274

Dear Mr. Anderegg:

We are in receipt of the letter dated August 9, 2010 from the U.S. Securities and Exchange Commission (“Commission”) regarding the above-referenced filings for J. C. Penney Company, Inc.  The Company hereby requests an additional ten business days to respond to the comments of the Commission staff.  Accordingly, the Company intends to submit its response on or before September 6, 2010.

Please do not hesitate to contact me at (972) 431-2410 or Salil Virkar at (972) 431-1211 if you have any questions.

Very truly yours,

 /s/  Jennifer L. McNamee
Jennifer L. McNamee
Senior Attorney

JLM/rs
cc:        Janet Dhillon
Salil R. Virkar